Page 1 of 4

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            ------------------------



                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                           -----------------------


                            ARGYLE TELEVISION, INC.
                               (Name of Issuer)


                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                   03991410
                                (Cusip Number)
                           -----------------------

                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           -----------------------
                                   COPY TO:
                             STEVEN A. HOBBS, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                           -----------------------
                                August 1, 1997
            (Date of Event which Requires Filing of this Statement)

===============================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. <square>

Check the following box if a fee is being paid with this statement <square> (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required  on  the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
===============================================================================





PAGE

CUSIP No. 03991410              13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                 (a) <square>
                                                                                 (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                 O (see item 3)

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                      <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                              DELAWARE



NUMBER OF               7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY            8.       SHARED VOTING POWER
 OWNED BY                                      7,565,000
   EACH
 REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                       10.       SHARED DISPOSITIVE POWER

                                               7,565,000

     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               7,565,000
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                      <square>
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               66.67%     (Based on a total of 11,346,914 shares reported
                                          outstanding on a fully diluted basis)
     14.       TYPE OF REPORTING PERSON
                               CO


PAGE

                                                      Page 3 of 4
CUSIP No. 03991410              13D

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                  (a) <square>
                                                                                  (b) <square>

      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                O (see item 3)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                      <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE

                                7.       SOLE VOTING POWER
NUMBER OF
SHARES                          8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                      7,565,000
EACH                            9.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                    10.       SHARED DISPOSITIVE POWER

                                               7,565,000

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               7,565,000
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                      <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               66.67%     (Based on a total of 11,346,914 shares
                                          outstanding on a fully diluted basis)
      14.      TYPE OF REPORTING PERSON
                               CO

PAGE

                                                           Page 4 of 4
                             SCHEDULE 13D

     This Amendment No. 1, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Argyle Television, Inc., a Delaware Corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The Voting Agreement attached as Exhibit 7.10 hereto is incorporated herein for reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) The Subject Shares constitute approximately 66.67% of the shares of Series A Common Stock outstanding, on a fully diluted basis.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.10 Voting Agreement, dated as of August 1, 1997, by and among The Hearst Corporation, Argyle Television Investors (Foreign), L.P., and ATI General Partner, L.P.




PAGE

                             SCHEDULE III




STOCKHOLDERS                                     SUBJECT SHARES
------------                                     --------------

Argyle Television Investors, L.P.                4,853,718
Argyle Television Investors (Foreign), L.P.      1,746,282
Television Investment Partners, L.P.               700,000
Argyle Foundation                                   99,000
The Skylark Foundation                              65,000
Robin (a/k/a) Robert Hernreich                      65,000
Argyle Television Partners, L.P.                    36,000

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 1997



                            THE HEARST CORPORATION


                            By: /s/ Jodie W. King
                               --------------------
                               Name:   Jodie W. King
                               Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August l, 1997



                            THE HEARST FAMILY TRUST


                            By: /s/ Victor F. Ganzi
                                ------------------------
                                Name:   Victor F. Ganzi
                                Title:  Trustee

                             EXHIBIT INDEX
                             -------------

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

Exhibit 7.10 Voting Agreement, dated as of August 1, 1997, by and among The Hearst Corporation, Argyle Television Investors (Foreign), L.P., and ATI General Partner, L.P.

                             EXHIBIT 7.10

                           VOTING AGREEMENT

           This VOTING AGREEMENT dated as of August 1, 1997 is made and entered into by and among The Hearst Corporation, a Delaware corporation ("PARENT"), Argyle Television Investors (Foreign), L.P., a Delaware limited partnership (the "STOCKHOLDER"), and ATI General Partner, L.P., a Delaware limited partnership (the "GENERAL PARTNER").

           WHEREAS, Parent, HAT Merger Sub, Inc. ("MERGER SUB"), HAT Contribution Sub, Inc. ("PARENT'S SUB") and Argyle Television, Inc., a Delaware corporation (the "COMPANY") entered into an Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (as the same may be amended or supplemented, the "MERGER AGREEMENT") providing for the contribution of certain assets by Parent and Parent's Sub to the Company and the merger of Merger Sub with and into the Company (the "MERGER");

           WHEREAS, the Stockholder owns in the aggregate 1,746,282 shares of Series C Common Stock, par value $0.01 per share, of the Company (the "SERIES C COMMON STOCK"); such shares of Series C Common Stock, as such shares may be adjusted by any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, being referred to herein as the "SUBJECT SHARES";

           WHEREAS, the Series C Common Stock is convertible into Series A Common Stock, par value $0.01 per share, of the Company (the "SERIES A COMMON STOCK");

           WHEREAS, the General Partner is the sole general partner of the Stockholder;

           WHEREAS, immediately prior to the execution of this Agreement, the Series C Common Stock was owned by Argyle Television Investors,
L.P., a Delaware limited partnership (the "FORMER STOCKHOLDER");

           WHEREAS, the General Partner and the Former Stockholder have adopted a plan of liquidation of the Former Stockholder (the "LIQUIDATION PLAN") providing for the distribution of the Series A Common Stock to the partners of the Former Stockholder in accordance with the terms of the Former Stockholder's Limited Partnership Agreement;

           WHEREAS, the Liquidation Plan is equally applicable to the Stockholder;

           WHEREAS, although the Stockholder desires to effectuate the Liquidation Plan as soon as practicable, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder enter into this Agreement; and

           WHEREAS, on behalf of all the partners of the Stockholder, the General Partner and the Stockholder have agreed that they will not effectuate the Liquidation Plan until immediately after the Company Stockholder Approval (as defined in the Merger Agreement);

           NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

PAGE

           1. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER AND GENERAL PARTNER. The Stockholder and General Partner hereby represent and warrant to Parent as follows:

                 (a) AUTHORITY. Each of the Stockholder and General Partner is a limited partnership duly formed and is in good standing and existing under the laws of the State of Delaware. Each of the Stockholder and General Partner has full power and authority to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by each of the Stockholder and General Partner and constitutes a legal, valid and binding obligation of each of the Stockholder and General Partner enforceable against the Stockholder and General Partner in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or law).

                 (b)  NON-CONTRAVENTION.   The execution and delivery of this
           Agreement by each of the Stockholder and General Partner do not, and the performance by each of the Stockholder and General Partner of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in any violation of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any assets or properties of the Stockholder under, any of the terms, conditions or provisions of (i) the certificate of limited partnership and agreement of limited partnership of each of the Stockholder and General Partner, or (ii) subject to taking the action described in paragraph (c) of this Section, (x) any statute, law, rule, regulation or ordinance, or any judgment, decree, order, writ, permit or license, of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic state, county, city or other political subdivision (a "GOVERNMENTAL OR REGULATORY AUTHORITY"), applicable to each of the Stockholder and General Partner or any of its respective assets or properties, or (y) any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "CONTRACTS") to which each of the Stockholder and General Partner is a party or by which either the Stockholder or General Partner or any of its respective assets or properties is bound.

                 (c) APPROVALS AND CONSENTS. Except for the filing and approval of a premerger notification report by the Stockholder under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT") with respect to the conversion of the Subject Shares required by Section 3(a), filings pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and the filing of this Agreement with the Federal Communications Commission (the "FCC") pursuant to Section 73.3613 of the FCC rules and regulations, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority is necessary or required for the execution and delivery of this Agreement by the Stockholder or General Partner, the performance by the Stockholder or General Partner of its respective obligations hereunder or the consummation of the transactions contemplated hereby.

PAGE

                 (d) SUBJECT SHARES. The Stockholder has good and marketable title to the Subject Shares, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understanding or arrangements or any other encumbrances whatsoever; other than restrictions on transfer imposed by the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. The Stockholder has the sole voting power and sole power to issue instructions with respect to the matters set forth in Section 3.

           2. REPRESENTATIONS AND WARRANTIES OF THE PARENT. The Parent hereby represents and warrants to the Stockholder and General Partner as follows:

                 (a) AUTHORITY. The Parent is a corporation duly formed and is in good standing and existing under the laws of the State of Delaware. The Parent has full power and authority to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by the Parent and constitutes a legal, valid and binding obligation of the Parent enforceable against the Parent in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or law).

           3. COVENANTS OF THE STOCKHOLDER AND GENERAL PARTNER. Subject to Section 4, the Stockholder and General Partner hereby covenant and agree with Parent as follows:

                 (a) REGULATORY FILINGS; CONVERSION. As soon as practicable after the date of this Agreement, the Stockholder shall (i) take all actions necessary to make the filings required of the Stockholder or its affiliates under the HSR Act in order for the Stockholder to convert all of the Subject Shares into shares of Series A Common Stock pursuant to the Company's certificate of incorporation, (ii) comply at the earliest practicable date with any request for additional information received by the Stockholder from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") pursuant to the HSR Act and
           (iii) cooperate  with  the  Company in connection with its filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning such conversion commenced by either the FTC, or the Antitrust Division or
           state  attorneys general.   Upon the expiration or termination of
           the applicable waiting period under the HSR Act, or as soon as practicable thereafter, the Stockholder shall so convert the Subject Shares from Series C Common Stock into Series A Common Stock.

                 (b)  WITHDRAWALS.   Following  the  conversion of the
           Subject Shares from Series C Common Stock to Series A Common Stock, the General Partner shall withhold its consent to the withdrawal by any limited partner in the Stockholder of such limited partner's interest in the Stockholder, pursuant to Section 5.3 of the Limited Partnership Agreement.

                 (c) VOTE FOR MERGER. At any meeting of stockholders of the Company called to vote upon the amendment to the Company's Certificate of Incorporation set forth in the Merger Agreement, the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to such amendment to the Company's Certificate of Incorporation, the Merger and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares, and any other voting securities of the Company, owned by Stockholder whether issued heretofore or hereafter, that the Stockholder owns or has the right to vote, in favor of such amendment to the Company's Certificate of Incorporation, the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to adversely affect the Stockholder.

                 (d) VOTE AGAINST ACQUISITION PROPOSALS. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares, and any other voting securities of the Company, owned by Stockholder whether issued heretofore or hereafter, that the Stockholder owns or has the right to vote, except as otherwise agreed in writing in advance by the Parent, against (i) any proposal or offer with respect to any direct or indirect (A) acquisition or purchase of fifteen percent (15%) or more of any Company common stock outstanding, (B) acquisition or purchase of any equity securities of any Material Subsidiary
           (as defined below), (C) acquisition or purchase of all or any significant portion of the assets of the Company or any Material Subsidiary, or (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Material Subsidiaries (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL"), (ii) any change in the majority of the persons who constitute the Board of Directors of the Company or (iii) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which change, amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the amendment of the Company's Certificate of Incorporation set forth in the Merger Agreement, the Merger, or any of the other transactions contemplated by the Merger Agreement or which could result in any of the conditions to the Parent's obligations under the Merger Agreement not being fulfilled. For purposes of this Agreement, "MATERIAL SUBSIDIARY" means any direct or indirect "Significant Subsidiary" of the Company as that term is defined in Rule 405 of the rules and regulations promulgated under the Securities Act of 1933, as amended, or any Subsidiary (as defined below) of the Company that either owns or operates a television broadcast station or a license, permit or other authorization required by the Federal Communications Commission in connection with the operation of its business. In addition, "SUBSIDIARY" means any corporation or other organization whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interest in, or voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by the Company.

                 (e) TRANSFERS. Except as set forth in Section 3(h), the Stockholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares to any person other than pursuant to the Merger and the Merger Agreement or (ii) enter into any voting arrangement, whether by proxy, voting arrangement, voting agreement or otherwise with respect to the Subject Shares.

PAGE

                 (f) Each certificate evidencing the Subject Shares shall bear a legend as follows:

                 THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND VOTING CONTAINED IN A VOTING AGREEMENT DATED AS OF MARCH 26, 1997, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

                 (g) NO SOLICITATIONS. Neither the Stockholder, the General Partner nor any of their respective officers, directors, employees, agents, counsel, accountants, financial advisors, investment bankers, consultants and other representatives (collectively, "REPRESENTATIVES"), directly or indirectly, shall initiate, solicit, encourage, accept or take any other action knowingly to facilitate, any inquiries or the making of, or participate in any discussions or negotiations regarding, any Acquisition Proposal. In the event that the Stockholder, the General Partner or any of their respective Representatives receive from any person an Acquisition Proposal, the Stockholder shall promptly advise, orally and in writing, such Person of the terms of this Section 3(g), and shall promptly advise Parent of such Acquisition Proposal and shall thereafter keep Parent reasonably and promptly informed of all material facts and circumstances relating to said Acquisition Proposal and the Stockholder's actions relating thereto.

                 (h) PERMITTED TRANSFERS. Notwithstanding anything contained in this Agreement to the contrary, the Stockholder may distribute the Subject Shares (but only if they shall have been converted into shares of Series A Common Stock) to the partners of the Stockholder following the Company Stockholder Approval.

           4. TERMINATION. The covenants and agreements of the Stockholder and the General Partner contained in Section 3 shall terminate upon the earliest of (i) the Effective Time (as defined in the Merger Agreement), or
(ii) the termination of the Merger Agreement in accordance with its terms.

           5.    GENERAL PROVISIONS.

                 (a) EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

                 (b) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                 (c)  NOTICE.     All notices and requests and other
           communications hereunder must be in writing and will be deemed to have been given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:


PAGE

                   (i)     if to Parent, to:

                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
                                 Telephone:  (212) 649-2103
                                 Facsimile:  (212) 246-3630
                                 Attention:  Victor F. Ganzi, Esq.

                           with a copy to:

                                 Rogers & Wells
                                 200 Park Avenue
                                 New York, New York  10166
                                 Telephone:  (212) 878-8000
                                 Facsimile:  (212) 878-8375
                                 Attention:  Steven A. Hobbs, Esq.

                  (ii)     if to the Stockholder or the General Partner, to

                                 Argyle Television Investors (Foreign), L.P.
                                 200 Concord Plaza, Suite 700
                                 San Antonio, Texas 78216
                                 Telephone:  (210) 828-1700
                                 Facsimile:  (210) 828-7300
                                 Attention:  Dean H. Blythe

                           with a copy to:

                                 Locke Purnell Rain Harrell
                                 2200 Ross Avenue, Suite 2200
                                 Dallas, Texas  75201
                                 Telephone:  (214) 740-8000
                                 Facsimile:  (214) 740-8800
                                 Attention:  Guy Kerr, Esq.

           All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

                 (d) ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof, and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.


PAGE

                 (e) NO THIRD PARTY BENEFICIARY. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

                 (f) NO ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

                 (g) HEADINGS. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                 (h) SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

                 (i) NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

                 (j) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                 (k) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

           6. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court

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
located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.




PAGE

           IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer or representative thereunto duly authorized as of the date first above written.


                           THE HEARST CORPORATION


                           By:/s/ Victor F. Ganzi
                              ------------------------------
                              Name:   Victor F. Ganzi
                              Title:  Executive Vice President


                           ARGYLE TELEVISION INVESTORS (FOREIGN), L.P.

                           By: ATI General Partner, L.P.
                               a Delaware limited partnership

                              By:  Argyle Television Partners, L.P.
                                   the sole general partner

                                   By: Argyle Communications, Inc.
                                       the sole general partner


                                       By: /s/ Dean H. Blythe
                                          ------------------------------
                                           Name:   Dean H. Blythe
                                           Title:  Vice President &
                                                   General Counsel


                           ATI GENERAL PARTNER, L.P.

                              By:  Argyle Television Partners, L.P.
                                   a Delaware limited partnership

                                   By: Argyle Communications, Inc.
                                       the sole general partner


                                       By: /s/ Dean H. Blythe
                                           ------------------------------
                                           Name:   Dean H. Blythe
                                           Title:  Vice President &
                                                   General Counsel




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